United States securities and exchange commission logo





                              November 29, 2023

       Jason Combs
       Chief Financial Officer
       The E.W. Scripps Company
       312 Walnut Street
       Cincinnati, OH 45202

                                                        Re: The E.W. Scripps
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            Form 8-K Furnished
November 3, 2023
                                                            File No. 001-10701

       Dear Jason Combs:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Business Segment Results, page F-5

   1. You indicate that while distribution revenues in your Local Media segment were affected by subscriber losses by
the MVPDs, rate increases more than offset the subscriber
                                                        declines. Similarly,
you refer to numerous factors impacting your Scripps Network segment revenue such as
the benefit of increases in advertising spots, expanded
                                                        distribution of your
network on CTV platforms and higher overall pricing in general market advertising,
which were offset by lower ratings in your key monetized
                                                        demographics and
declines in direct response advertising rates. Where you describe two or more factors that
contributed to a material change, including any offsetting factors, please revise to quantify each
material factor that contributed to the overall change. Refer to Item
                                                        303(b) of Regulation
S-K.
 Jason Combs
FirstName LastNameJason
The E.W. Scripps CompanyCombs
Comapany 29,
November  NameThe
              2023 E.W. Scripps Company
November
Page 2    29, 2023 Page 2
FirstName LastName
Form 10-Q for Fiscal Quarter Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets, page F-14

2. We note you performed a goodwill impairment test in the second quarter of 2023, which resulted in a goodwill impairment charge of $686 million related to the Scripps Networks reporting unit. However, we also note your market capitalization continues to be significantly in excess of the total book value as of June 30, 2023. Please tell us the fair value and the carrying value of each reporting unit as of June 30, 2023. Also provide us with your reconciliation of the estimated fair value of your reporting units to the
         company   s market capitalization as of June 30, 2023. In addition,
given the further
         decrease in the Scripps Networks segment revenue during the third quarter of fiscal 2023 and the continued decline in your market capitalization since June 30, 2023, tell us what consideration you gave to reassessing the recoverability of your goodwill in the quarter ended September 30, 2023.
3. You disclose that you generally determine the fair value of your reporting units using market data, appraised values and discounted cash flow analyses. Please tell us whether this includes a market approach and if so, how that approach was weighted with the discounted cash flow analysis in estimating the fair value of the Scripps Network reporting unit. Further, tell us how you performed the market approach, including significant estimates and assumptions used. Regarding your discounted cash flow analyses, tell us the estimates and assumptions used in your analysis, such as the discount rate, etc.
Form 8-K Furnished November 3, 2023

Exhibit 99.1, page 1

4.       You refer to    segment profit    of $97.5 million for the third
quarter of 2023, which appears
         to be the sum of the measure of profit for your three reportable
segments less the    Shared
         services and corporate    costs. This segment profit measure is a
non-GAAP measure that
         should be reconciled to the most directly comparable GAAP measure and other related non-GAAP disclosures should be included. Please revise to address the following:
             Identify this as a non-GAAP measure and disclose the reasons why you believe the measure provides useful information to investors.
             Reconcile it to the most directly comparable GAAP measure, operating income, and present GAAP operating income with equal or greater prominence.
             Change the title of the measure, as    segment profit    appears
to imply it is the
              operating results of the segments; however, the measure includes costs that are not allocated to segments.
         Alternatively, consider removing the measure, as it does not appear to be significant to your discussions. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 100.05 and
         104.04 of the non-GAAP C&DIs.
 Jason Combs
The E.W. Scripps Company
November 29, 2023
Page 3
Non-GAAP Information, page E-7

5. You state that free cash flow is a non-GAAP performance measure used by management and the Board of Directors to evaluate the performance of your business. As free cash flow is a liquidity measure, which is typically calculated as cash flows from operating activities less capital expenditures, it is unclear what this measure represents or what it is attempting to convey. Please explain and revise your disclosures accordingly. If this is a performance measure, revise to remove the cash-based adjustments and change the title so as not to imply this is a liquidity measure. Alternatively, if this is a liquidity measure, revise to reconcile to cash provided by operating activities, and to the extent it includes cash-based adjustments other than capital expenditures, change the title to adjusted free cash flow. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K, Questions 100.05 and 102.07
         of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499
with any questions.



FirstName LastNameJason Combs                                   Sincerely,
Comapany NameThe E.W. Scripps Company
                                                                Division of
Corporation Finance
November 29, 2023 Page 3                                        Office of
Technology
FirstName LastName